FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April 2012

ELRON ELECTRONIC INDUSTRIES LTD.
(Translation of Registrant’s Name into English)

 3Azrieli Center, Triangle Building, 42nd Floor, Tel Aviv • ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark if the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐   No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-(2):  82-_______

English Translation of Immediate Report filed with the Israeli Securities Authority on April 2, 2012 updating that the conditions precedent for the Starling merger transaction have been met, except for receipt of a merger certificate

Further to the announcements by Elron Electronic Industries Ltd. (TASE: ELRN) (the "Company") on January 31, 2012 and February 16, 2012 regarding the agreement reached between the Company, its subsidiary RDC – Rafael Development Corporation Ltd. ("RDC"), and their subsidiary Starling Advanced Communications Ltd. ("Starling") in connection with the merger between Starling and a fully-owned subsidiary of the Company and RDC (the "Subsidiary"), whereby all publicly-held Starling shares will be purchased by the Company and RDC in consideration for cash, the Company updated as follows: After the parties entered into a binding merger agreement, after approval of the authorized organs of the Company and RDC, after approval by the Subsidiary's shareholders' meeting, and after approval by Starling's general meeting on April 2, 2012, all of the conditions precedent for the merger have been met, except for receipt of a merger certificate from the Israeli Registrar of Companies certifying that the merger was executed under Section 323 of the Israeli Companies Law, 1999.

The Company estimates that the merger transaction will be completed in the coming weeks upon receipt of the merger certificate from the Israeli Registrar of Companies which is expected on or about 30 days after the date of approval by Starling's general meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELRON ELECTRONIC INDUSTRIES LTD. (Registrant)

By:	/s/ Yaron Elad
Yaron Elad
VP & CFO
Dated:  April 2, 2012